

April 10, 2014

<u>Via E-mail</u>
Mr. Paul G. Boynton
Chairman, President, and Chief Executive Officer
Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard
Jacksonville, FL 32207

> **Re: Rayonier Advanced Materials Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 31, 2014**
> **File No. 1-36285**

Dear Mr. Boynton:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1. You indicate in the response to comment 12 in our February 25, 2014 letter that you are submitting an application for confidential treatment of portions of exhibits 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12. We have received the application and will process it concurrently with the Form 10.

2. We note that you intend to provide additional disclosure and file additional exhibits, including material agreements related to the spin-off, in an amendment to the Form 10. In addition, we note that many of the exhibits have been listed as "Forms of" the agreements. Please tell us whether you intend to provide the additional disclosure and file these exhibits in final form prior to effectiveness of the registration statement.

<u>Exhibit 99.1</u>

<u>Information Statement Summary, page 7</u>
<u>Rayonier Advanced Materials Inc., page 7</u>

3. We note your response to prior comment 10 from our letter dated February 25, 2014 and the revisions to your registration statement. However, since you present EBITDA and Adjusted

EBITDA as performance measures, the most directly comparable GAAP measure is net income. Please revise your narrative here, and wherever you present these non-GAAP measures, to present net income with equal or greater prominence. Also, please reconcile EBITDA and Adjusted EBITDA to net income. Refer to Item 10(e) of Regulation S-K and Question 103.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Risk Factors, page 19
Future tobacco legislation…, page 22

4. We note your response to prior comment 15 from our letter dated February 25, 2014 and understand that you do not sell directly to the cigarette industry. However, please quantify the amount of your sales used to manufacture the filter components of cigarettes over each of the last three years. Also, as previously requested, please quantify and disclose any data you have related to changes in sales of cigarettes, in general, during those periods.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45
Note (d), page 48

5. We note your response to prior comment 17 from our letter dated February 25, 2014. Please revise note (d) to clarify that in addition to the environmental liabilities being assumed, Rayonier will transfer to SpinCo $11 million of assets consisting of land, land improvements, and docks located at Rayonier's environmental sites, primarily Port Angeles, Washington, Augusta, Georgia and Spartanburg, South Carolina, and $28 million of related deferred tax assets. Also, although we note these assets and liabilities were not affiliated with the Performance Fibers business, it remains unclear to us why they were not included in the audited financial statements of SpinCo since they will be assumed by SpinCo upon the separation.

Note (h), page 49

6. Please clarify where and how the expected distribution to Rayonier will be reflected in the pro forma balance sheet.

Business, page 52
Legal and Regulatory Proceedings, page 60

7. Please quantify the amount of damages being sought in the Altamaha Riverkeeper Litigation.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63</u>
<u>Critical Accounting Policies and Use of Estimates, page 65</u>
<u>Depreciation of long-lived assets, page 65</u>

8. As previously requested in prior comment 27 from our letter dated February 25, 2014, please disclose at what level you evaluate the recoverability of property, plant, and equipment.

<u>Results of Operations, page 68</u>

9. As previously requested in prior comment 30 from our letter dated February 25, 2014, please quantify and discuss the reasons for changes in gross profit margin percentages during each period presented.

10. Based on your responses to prior comments 30 and 35 from our letter dated February 25, 2014, it appears to us that you should revise your risk factors to address the fact that sales prices to your customers are generally set on an annual basis and the fact that you have a limited ability to pass through raw material cost increases to customers.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any other questions.

Very truly yours,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

<u>Via E-Mail</u>
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz